FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

IM Cannabis Corp. (the "Company")
550 Burrard St. #2300

Vancouver, BC, V6C 2B5

Item 2 - Date of Material Change

March 18, 2021

Item 3 - News Release

A press release disclosing the material change was released on March 18, 2021 through the facilities of Accesswire.

Item 4 - Summary of Material Change

On March 18, 2021, the Company and Trichome Financial Corp. ("Trichome") completed a court- approved plan of arrangement (the "Plan of Arrangement") pursuant to the terms and subject to the conditions of a definitive agreement previously announced on December 30, 2020, resulting in the Company acquiring Trichome (the "Transaction").

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

On March 18, 2021, the Company completed the acquisition of Trichome, originally announced on December 30, 2020 pursuant to a court-approved Plan of Arrangement. The Plan of Arrangement was implemented pursuant to the terms and conditions of an arrangement agreement dated December 30, 2020 between the Company and Trichome (as amended), and has resulted in the acquisition by the Company of all of the issued and outstanding shares of Trichome (the "Trichome Shares") in exchange for consideration of 0.24525 of a common share of the Company (each full share, an "IMC Share") for each Trichome Share.

In connection with the closing of the Transaction, a total of 10,104,901 IMC Shares have been issued to former holders of Trichome Shares, resulting in former Trichome shareholders holding approximately 20.06% of the total number of issued and outstanding IMC Shares (based on 50,370,027 IMC Shares issued and outstanding immediately after closing).

Trichome's directors and officers, Cresco Labs Inc. (CSE:CL), and Opaskawayak Cree Nation, which held approximately 34% of the outstanding Trichome Shares have each entered into lock-up agreements restricting the resale of the IMC Shares acquired by such individuals upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months.

The Trichome Shares were delisted from the Canadian Securities Exchange on March 18, 2021. Trichome has also applied to cease to be a reporting issuer in the jurisdictions in which it is currently a reporting issuer.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Yael Harrosh Corporate Secretary

+972-54-6687515

Item 9 - Date of Report

March 25, 2021.